Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Atlantic Power Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-172926, No. 333-219001, and No. 333-197940) on Form S-8 and the registration statement (No. 333-245462) on Form S-3 of Atlantic Power Corporation and subsidiaries (the Company) of our reports dated March 4, 2021, with respect to the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years then ended, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2020, which reports appear in the December 31, 2020 annual report on Form 10-K of the Company.

/s/ KPMG LLP

New York, New York

March 4, 2021